December 9, 2011
Via Facsimile
Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Acme Packet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 18, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed on October 27, 2011
Forms 8-K filed on May 11, July 21 and October 20, 2011
File No. 001-33041
Dear Mr. Krikorian:
     On behalf of our client, Acme Packet, Inc., a Delaware corporation (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 1, 2011 (the “Comment Letter”).
     For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 13. Certain Relationships and Related Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed March 23, 2011)
Certain Relationships and Related Party Transactions, page 8
1.	We note your statement that neither the Board nor any of its committees “have approved” any related party transaction. Please clarify whether the company engaged in any transactions since the beginning of fiscal 2010 that are required to be disclosed under Item 404(a) of Regulation S-K. Further, we note that you have adopted a written policy “of certain transactions or relationships” involving Acme Packet, Inc. and its directors, nominees for election as a director, executive officers, holders of more than 5% beneficial ownership of the Company’s common stock and their affiliates. In future filings, consider explaining in more detail the types of transactions that are covered by such written policy. Refer to Item 404(b)(1) of Regulation S-K.

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
December 9, 2011

Response:
In preparing its response to Comment 1, the Company has determined that (i) the employment of Robert G. Ory, a director of the Company and the father of the Company’s CEO and director, Andrew D. Ory, and (ii) the employment of James Ory, the brother of the Company’s CEO and director, Andrew D. Ory, and the son of a Company director, Robert G. Ory, may be required to be disclosed pursuant to Item 404(a) of Regulation S-K. All of these employments relationships have been ongoing for many years, the compensation paid by the Company in the context of these employment relationships has been consistent with prevailing levels of compensation in the marketplace for the applicable position and these employment relationships have existed with the full knowledge and consent of the Board of Directors of the Company. In future filings, the Company will modify its disclosure to include these employment relationships and to make it clear whether or not it engaged in any other related party transactions rather than merely indicating whether any such transactions were approved by the Company’s Board of Directors or any of its committees. In addition, the Company informs the Staff that, in future filings, it will explain in more detail the types of transactions that are covered by the Company’s written related party transaction policy.
Definitive Proxy Statement on Schedule 14A, filed March 23, 2011
Proxy Card
2.	The description of Proposal A.2. in your proxy card does not appear to accurately describe the proposal on which shareholders were being asked to vote. The Proxy Card indicates that shareholders were voting on an “advisory proposal” regarding Acme Packet’s 2010 executive compensation. Please confirm that in connection with future advisory votes on executive compensation, you will clearly state in your proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the company’s named executive officers.
Response:
In response to Comment 2, the Company hereby confirms that in connection with future advisory votes on executive compensation, the Company will clearly state in its proxy card that shareholders are being asked to vote to approve, on an advisory basis, the compensation of the Company’s named executive officers.
Form 10-Q for the Quarterly Period Ended September 30, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
3.	In view of the company’s disappointment, as noted in your October conference calls, with its third quarter financial results due to the failure of a large opportunity to

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
December 9, 2011

close, it is unclear to us why your management’s discussion and analysis did not provide any disclosure of this known event. In this regard, we note that significant time was spent addressing analyst questions and concerns about this opportunity in your October conference call. Please tell us what consideration was given to discussing this within your MD&A.
Response:
In preparing the MD&A for the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2011, management did not think it would be appropriate to put undue emphasis, by discussing it in MD&A, on what was otherwise an isolated timing issue and not a trend, event or uncertainty that was reasonably likely to have a material effect on the financial condition or operating performance of the Company going forward nor did it believe that this isolated timing issue was necessary to understand the material changes between the 2011 and 2010 periods presented. Management believes its position is evidenced by the Company’s subsequent reaffirmation of its previously distributed 2011 Business Outlook. When preparing its MD&A for future filings, the Company will continue to carefully consider whether there exist any known trends, events, demands, commitments and uncertainties which are reasonably likely to have a material effect on the Company’s financial condition or operating performance and which should accordingly be included therein.
Form 8-K filed on May 11, 2011
4.	You do not appear to have amended your Item 5.07 Form 8-K, indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials. Please advise. Refer to Item 5.07 (d) of Form 8-K.
Response:
The Company has amended, on the date hereof, its Form 8-K filed on May 11, 2011 to indicate the Company’s decision to include a shareholder vote on the compensation of executives in the Company’s proxy materials on an annual basis.
Forms 8-K filed on July 21, 2011 and October 20, 2011
5.	We believe the “Non-GAAP Condensed Consolidated Statements of Income” and the “GAAP to Non-GAAP Reconciliation” appearing in your Forms 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
December 9, 2011

Item 10(e)(1)(i) of Regulation S-K and Regulation G.
Response:
Question 102.10 of the Staff’s Compliance and Disclosure Interpretations states:
Question: Is it appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures?
Answer: Generally, no. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. [Jan. 11, 2010]
The Company informs the Staff that the “Non-GAAP Condensed Consolidated Statements of Income”, a full non-GAAP income statement, was not included “for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures” as required by Regulation G. Rather, the multiple “GAAP to Non-GAAP Reconciliation” presentations appearing in the Forms 8-K are included to show the side-by-side reconciliation of the non-GAAP measures to the most directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures used. Moreover, none of Question 102.10, Item 10(e)(1)(i) of Regulation S-K or Regulation G prohibits the disclosure by the Company of a full non-GAAP income statement. In this case, the Company believes that, based on unsolicited feedback from investors and analysts, presenting a full non-GAAP income statement in addition to the side-by-side reconciliations is useful disclosure to assist investors in more clearly understanding the Company’s use of non-GAAP measures. The Company does not believe that the presentation of a full non-GAAP income statement in the Company’s Forms 8-K attaches undue prominence to the non-GAAP information, but rather provides additional, useful disclosure to investors. Notwithstanding, in future filings the Company will not present a full non-GAAP income statement when reporting its quarterly or annual results.
     Please note that the statement, in writing, of the Company required by your Comment Letter is enclosed herewith. Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me at (617) 951-8439. Any questions regarding accounting issues may be addressed directly to Peter J. Minihane, Chief Financial Officer of the Company, at (781) 328-2490.
Sincerely,
/s/ Matthew J. Cushing Esq.

Matthew J. Cushing, Esq.
Encl.

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
December 9, 2011

Cc:	Tamara Tangen, SEC Staff Accountant
Christine Davis, SEC Assistant Chief Accountant
Stephani Bouvet, SEC Staff Attorney
Matt Crispino, SEC Staff Attorney
Andrew D. Ory, Acme Packet, Inc.
Peter J. Minihane, Acme Packet, Inc.
Julio E. Vega, Bingham McCutchen LLP
David R. Bartholomew, Bingham McCutchen LLP

[Acme Packet, Inc. Letterhead]
December 9, 2011
Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Acme Packet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on February 18, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed on October 27, 2011
Forms 8-K filed on May 11, July 21 and October 20, 2011
File No. 001-33041
Dear Mr. Krikorian:
     In connection with the response letter dated December 9, 2011 submitted by Bingham McCutchen LLP on our behalf, Acme Packet, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 1, 2011 (the “Comment Letter”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q and Forms 8-K subject to the Comment Letter (collectively, the “Filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you wish to discuss the foregoing at any time, please do not hesitate to contact Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (781) 328-2490.
Very truly yours,
/s/ Peter J. Minihane
Peter J. Minihane

Cc:	Tamara Tangen, SEC Staff Accountant
Christine Davis, SEC Assistant Chief Accountant
Stephani Bouvet, SEC Staff Attorney
Matt Crispino, SEC Staff Attorney
Andrew D. Ory, Acme Packet, Inc.
Peter J. Minihane, Acme Packet, Inc.
Julio E. Vega, Bingham McCutchen LLP
Matthew J. Cushing, Bingham McCutchen LLP
David R. Bartholomew, Bingham McCutchen LLP